UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   BURROW, CARL
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

   (408) 739-1010
2. Date of Event Requiring Statement (Month/Day/Year)
   10/24/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   #NULL#
4. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President of Marketing
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 737                 D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       07/26/04  Common Stock                 2,463      $7.6300    D           Direct
 buy)
Incentive Stock Option (right to08/01/97  06/30/03  Common Stock                 1,394      $8.0000    D           Direct
 buy)                           (2)
Incentive Stock Option (right to(3)       01/05/06  Common Stock                 25,400     $10.6250   D           Direct
 buy)
Incentive Stock Option (right to08/01/00  07/17/06  Common Stock                 5,000      $14.8750   D           Direct
 buy)                           (4)
Incentive Stock Option (right to08/01/01  07/03/07  Common Stock                 5,679      $16.3750   D           Direct
 buy)                           (5)
Incentive Stock Option (right to05/01/97  12/20/06  Common Stock                 3,708      $22.3750   D           Direct
 buy)                           (6)
Non-Qualified Stock Option      (7)       07/03/07  Common Stock                 3,663      $16.3750   D           Direct
(right to buy)
Non-Qualified Stock Option      02/01/98  12/20/06  Common Stock                 1,292      $22.3750   D           Direct
(right to buy)                  (8)

Explanation of Responses:

(1)
Option for 1,500  shares  becomes  100%  exercisable  on 8/1/98.  Option for 438 shares  vests  and is  exercisable  as to 188  shares  on  8/1/97,  62 shares on
11/1/97,  63 shares on  2/1/98,  62  shares on 5/1/98  and 63 shares on  8/1/98.
Option for 525 shares vests and is exercisable  as to 225 shares on 8/1/97,  and
75 shares each on 11/1/97, 2/1/98, 5/1/98 and 8/1/98.
(2)
Option is fully vested and is exercisable.
(3)
Option  for 20,000  shares is  exercisable  at 6.25% per  quarter  with  vesting commencing  on  1/5/96.  Option  for 3,500  shares is  exercisable  at 6.25% per quarter with vesting commencing on 8/1/95.  Option for 1,900 shares becomes 100%
exercisable on 8/1/99.
(4)
Option becomes 100% exercisable on 8/1/2000.
(5)
Option becomes 100% exercisable on 8/1/2001.
(6)
Option begins  vesting on 2/1/97 and is  exercisable  quarterly as to 937 shares through 11/1/97,  1,027 shares through 11/1/98,  880 shares through 11/1/99, and
551 shares through 11/1/2000. The remaining 313 shares vest 100% on 2/1/2001.
(7)
Option of 2,821 shares becomes 100% exercisable on 8/1/2001.  Option of 842 shares is exercisable at 25% per quarter with vesting commencing on 12/31/99.
(8)
Option begins vesting on 11/1/97 and is  exercisable  quarterly as to 223 shares through 11/1/98, 370 shares through 11/1/99 and 699 shares through 11/1/2000.

SIGNATURE OF REPORTING PERSON
/S/ BURROW, CARL
DATE 10/31/97